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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Vanguard Airlines, Inc.
                             -----------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   922018-10-9
                                 --------------
                                 (CUSIP Number)


           The Hambrecht 1980 Revocable Trust c/o William R. Hambrecht
                  550 Fifteenth Street, San Francisco, CA 94103
                                 (415) 551-8600
           -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 8, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                               ------------------------------
CUSIP No. 922018109                   13D         Page  _______ of _______ Pages

-------------------                               ------------------------------



--------------------------------------------------------------------------------

    1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

         The Hambrecht 1980 Revocable Trust

--------------------------------------------------------------------------------

    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [ ]

--------------------------------------------------------------------------------

    3)   SEC Use Only

--------------------------------------------------------------------------------

    4)   Source of Funds (See Instructions)

         OO

--------------------------------------------------------------------------------

    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

    6)   Citizenship or Place of Organization

         California

--------------------------------------------------------------------------------

     Number of Shares        7) Sole Voting Power  -  8,061,610
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - None
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  - 8,061,610
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 0 shares

--------------------------------------------------------------------------------

   11)   Aggregate Amount Beneficially Owned by Each Reporting Person

         8,061,610 shares

--------------------------------------------------------------------------------

   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------

   13)   Percent of Class Represented by Amount in Row (11)

         37.1%

--------------------------------------------------------------------------------

   14)   Type of Reporting Person (See Instructions)

         OO (trust)

--------------------------------------------------------------------------------

ITEM 1     SECURITY AND ISSUER.

            This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 700 Squibb Road, Third Floor, Mission, Kansas 66202.

ITEM 2     IDENTITY AND BACKGROUND.

           (a) (b) and (c) This Schedule 13D is filed on behalf of The Hambrecht 1980 Revocable Trust (the "Trust" or the "Reporting Person")


           The Hambrecht 1980 Revocable Trust is a California revocable trust. The trustee of the trust is William R. Hambrecht, whose occupation is investing in public and private companies. The address of the trust is 550 Fifteenth Street, San Francisco, California 94103. The Reporting Person is regularly engaged in the business of investing in publicly-held and private companies.

           (d) To the best knowledge of the Reporting Person, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) To the best knowledge of the Reporting Person, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On June 13, 2000 and July 12, 2000, the Trust paid the Issuer $2,000,000 in aggregate for the purchase of Common Stock. In return, the Issuer issued two demand notes to the Trust, each in the amount of $1,000,000, to be cancelled upon completion and execution of documents for the Trust's purchase of Common Stock and warrants to purchase Common Stock (the "Purchase"). On September 8, 2000, the Purchase closed and the Trust received 1,186,898 shares of Common Stock and warrants to purchase 1,186,898 shares of Common Stock pursuant to the cancellation of the demand note and accrued interest in the aggregate amount of $2,038,260.

ITEM 4.    PURPOSE OF TRANSACTION.

           The Reporting Person purchased the securities to increase its equity interest in the Issuer. Depending upon market conditions and other factors, the Reporting Person may acquire or dispose of additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise.

           In connection with its investments, the Reporting Person analyzes the operations, capital structure and markets of the companies in which it invests, including the Issuer. As a result of these analytical activities, Reporting Person may suggest or take a position with respect to potential changes in the strategic direction, operations, management or capital structure of such companies as a means of enhancing shareholder value. Such communications may take place with Issuer's management, members of the Board of Directors, other shareholders, security analysts or others. In particular, the Reporting Person believes that it would be desirable for the Issuer to explore various strategic, operating and/or financial relationships with others, including possible business combinations.

           Although the Reporting Person reserves the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time it has no plans or proposals that relate to or would result in any of the following:

           (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

           (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) any material change in the present capitalization or dividend policy of the Issuer;

           (f) any other material change in the Issuer's business or corpo-rate structure;

           (g)    changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

           (j)    any action similar to any of those enumerated in (a) through
                  (i) above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a), (b) According to information furnished by the Issuer on its most recent Form 10Q, there were 17,109,921 shares of Common Stock issued and outstanding as of June 30, 2000. Based on such information, after taking into account the transactions described herein, the Reporting Person reports the following direct and derivative holdings in the Common Stock:


                                                     COMMON STOCK
                             COMMON STOCK           FROM DERIVATIVE
       NAME                 OWNED DIRECTLY            SECURITIES                TOTAL

The Hambrecht 1980
Revocable Trust               4,644,685               3,416,925*             8,061,610**



           * Represents currently exercisable warrants to purchase 2,536,694 shares of Common Stock and 880,231 shares of Common Stock issuable upon conversion of 151,160 shares of the Issuer's Series A Preferred Stock.

           ** Represents 37.1% of the Issuer's issued and outstanding Common Stock (computed in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended). The Reporting Person has sole voting and dispositive power over all shares reported.

           (c) The Reporting Person did not effect any transactions other than those set forth in Items 3 and 4 above.

           (d) William R. Hambrecht is trustee of the Trust and is a benefi-cial owner as defined in Rule 13d-3.

           (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The Reporting Person holds 151,160 shares of the Issuer's Series A Preferred Stock, immediately convertible into 880,231 shares of Common Stock, which was purchased pursuant to the Series A Preferred Stock Purchase Agreement dated March 20, 1998, by and among the Issuer, the Reporting Person and other purchasers. The Reporting Person also holds warrants to purchase 2,536,694 shares of Common Stock, which are immediately exercisable, which the reporting person acquired in the transaction referred to above.


                  [Remainder of page intentionally left blank]

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

           The following material is filed as an Exhibit to this Schedule 13D:

           1. Unit Purchase Agreement, dated September 8, 2000, between the Issuer, the Trust and J.F. Shea Co., Inc.


           SIGNATURE.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






(Date)


/s/ WILLIAM R. HAMBRECHT
    --------------------

William R. Hambrecht, trustee for the Hambrecht 1980 Revocable Trust
--------------------------------------------------------------------
(Name/Title)

                                                                       EXHIBIT A


                             UNIT PURCHASE AGREEMENT

                This Unit Purchase Agreement (the "Agreement") is made and entered into as of September 8, 2000 by and among Vanguard Airlines, Inc., a Delaware corporation (the "Company"), and those parties listed on the signature page hereof as "Investors" (who are referred to individually as an "Investor" and collectively as the "Investors"),

                In consideration of the mutual promises and covenants made herein, the parties hereby agree as follows

1.      SALE OF UNITS; CLOSING; DELIVERY.

(a) Subject to the terms and conditions hereof, the Company will issue and sell to each Investor and each Investor will purchase from the Company, at the closing (as defined below) the number of units set forth opposite each Investor's name on EXHIBIT A. The purchase price per Unit (the "Unit Purchase Price") shall be $1.7173, subject to adjustment as provided for in Section 8 of this Agreement. A "Unit" shall be composed of one share (a "Share") of Common Stock, $0.001 par value, of the Company (the "Common Stock"), and a warrant in the form attached hereto as EXHIBIT B (a "Warrant") to purchase one share of Common Stock, $0.001 par value (the "Warrant Shares"). The exercise price of the Warrant shall be equal to the Unit Purchase Price plus ten percent (10%) per Warrant Share.

(b) CLOSING. The closing ("Closing") shall take place on the date hereof and the Investors shall purchase on the date hereof the number of Units indicated for each Investor on EXHIBIT A. The date of each Closing is hereinafter referred to as the "Closing Date."

(c) DELIVERY. Subject to the terms and conditions of this Agreement, at a Closing, the Company shall deliver to each Investor (i) a stock certificate representing the Common Stock included in the Units to be PURCHASED by such Investor and (ii) a Warrant reflecting the number of Warrant Shares to be purchased, against payment of the purchase price therefor by cancellation of indebtedness, including any interest thereon, a check payable to the order of the Company, or by wire transfer of immediately available funds to the bank account of the Company.

2.      REPRESENTATIONS  AND  WARRANTIES  OF THE COMPANY.   The  Company  hereby
represents and warrants to each Investor.

(a) ORGANIZATION AND GOOD STANDING. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority to own its assets and to carry on its business as now being conducted and presently proposed to be conducted. The Company is duly qualified to do business as A FOREIGN corporation and is in good standing in each jurisdiction in which its ownership or leasing of assets, or the conduct of its business, makes such qualification necessary except where failure to do so would not have a material adverse effect on the operations or financial condition of the Company.

(b) REQUISITE POWER AND AUTHORIZATION. The Company has all necessary corporate power and authority under the laws of the State of Delaware and all other applicable provisions of law to execute and deliver this Agreement, to issue the Common Stock, the Warrants and the Warrant Shares and to carry out the provisions of this Agreement and the Warrants. All corporate action on the part of the Company required for the lawful execution and delivery of this Agreement, and issuance and delivery of the Common Stock the Warrants and the Warrant Shares has been duly and effectively taken. Upon execution and delivery, this Agreement and the Warrants, when issued, constitute valid and binding obligations of the Company enforceable in accordance with their respective terms, except as enforcement may be limited by insolvency and similar laws affecting the enforcement of creditors' rights generally and equitable remedies. The Common Stock and the Warrants (and the Warrant Shares issuable upon exercise of the Warrants) when issued in compliance with the provisions of this Agreement, will be duly authorized and validly issued, fully paid, non-assessable, and issued in compliance with federal securities laws and the securities laws of the State of California. No stockholder of the Company or other person has any preemptive right of subscription or purchase or contractual right of first refusal or similar right with respect to the Shares, the Warrants or the Warrant Shares. The Company has reserved such number of shares of its Common Stock necessary for issuance of the Warrant Shares and the Common Stock

(c) CONSENTS. No consent, approval, authorization or order of any court, governmental agency or third parry is required for the execution and delivery by the Company of this Agreement or the performance by the Company of any of its obligations hereunder (including issuance of the Shares, the Warrants and the Warrant Shares) and under the Company's Certificate of Incorporation, as amended and restated (the "Restated Certificate").

(d) SEC DOCUMENTS. The Company has timely filed all documents that the Company was required to file with the Securities and Exchange Commission (the "SEC") under Sections 13 or 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since December 31 , 1996 (collectively, the "SEC Documents"). As of their respective filing dates, or such later date on which such reports were amended, the SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended (the "1933 Act"), as applicable. No SEC Documents as of their respective dates, or such later date on which such reports were amended, or press release, containing information material to the business as a whole, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements included in the SEC Documents (the "Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. Except as may be indicated in the notes to the Financial Statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, the Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present the consolidated financial position of the Company and any subsidiaries at the dates thereof and the consolidated results of their operations and consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring adjustments).

(e) CAPITAL STOCK The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock $.001 par value, and 2,000,000 shares of Preferred Stock $.001 par value, 600,000 of which have been designated Series A Preferred Stock. As of August 1, 2000, there were 17,109,921 shares of Common Stock, 302,362 shares of Series A Preferred Stock issued and outstanding. All outstanding shares of Common Stock and Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable. Except for (A) 2,793,713 shares of Common Stock issuable upon exercise of the Warrants and exercise of the Company's outstanding warrants, (B) 4,649,726 shares of Common Stock issuable upon exercise of stock options granted to employees, consultants, offcers or directors of the Company and (C) 1,209,448 shares issuable upon conversion of the Series A Preferred
Stock, the Company has no outstanding securities convertible into or exchangeable for Common Stock and no contracts, rights, options or warrants to purchase or otherwise acquire Common Stock or securities convertible into or exchangeable for Common Stock. Since June 1, 2000 the Company has not issued any shares of capital stock or any options, warrants or other rights with respect thereto except for shares issued upon exercise of options, warrants or rights, all as set forth on the Schedule of Exceptions.

(f) COMPLIANCE WITH OTHER AGREEMENTS. Neither the execution and delivery of, nor the consummation of any transaction or execution of any instrument contemplated by, this Agreement, nor the issuance of the Common Stock, the Warrants and the Warrant Shares, has constituted or resulted in, or will constitute or result in, a default under or breach or violation of any term or provision of the Company's Bylaws, Restated Certificate, or contracts with third parties, state or federal laws, rules or regulations, writs, orders or judgments or decrees which are applicable to the Company or its properties.

(g)     NO MATERIAL  ADVERSE  CHANGE.   Since  the  date of  the Company's  most
recent quarterly report on Form 10-Q or most recent periodic report on Form 8-K filed with the SEC, there has not been:

(i)     any  changes  in  the  assets,   liabilities,   financial  condition  or
operations of the Company from that reflected in the Financial Statements except changes resulting from ongoing operating losses during such period;

(ii) any material change, except in the ordinary course of business, in the contingent obligations of the Company whether by way of guarantee, endorsement, indemnity, warranty or otherwise;

(iii) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties or business of the Company; or

(iv) any declaration or payment of any dividend or other distribution of the assets of the Company.

(h) LITIGATION. There is no pending or, to the best knowledge of the Company, threatened action, suit, proceeding or investigation before any court, governmental agency or body, or arbitrator having jurisdiction over the Company or any of its affiliates that would materially adversely affect the execution by the Company of, or the performance by the Company of its obligations under, this Agreement.

(i) REGISTRATION RIGHTS. Except as set forth in the Registration Rights Agreement dated March 20, 1998 (the "Registration Rights Agreement"), the Company has not granted or agreed to grant any registration rights, including piggyback rights, to any person or entity. None of the registration rights contained in the Registration Rights Agreement are senior to the registration rights provided for in this Agreement.

(j) NO MISREPRESENTATION. No representation or warranty by the Company in this Agreement and no statements in the SEC Documents, as amended, nor any other document, statement, certificate or schedule furnished or to be furnished by or on behalf of the Company pursuant to this Agreement, when taken together with the foregoing, contains or shall contain any untrue statement of a material fact or omits or shall omit to state a material fact necessary in order to make such statements, in light of the circumstances under which they were made, not misleading. The Company has delivered true and complete copies of all documents requested by the Investors.

3. REPRESENTATIONS AND WARRANTIES OF INVESTORS. Each Investor represents and warrants, severally and not jointly, to the Company that:

(a) AUTHORIZATION. Such Investor has full power and authority to enter into this Agreement, and this Agreement constitutes the valid and legally binding obligation of such Investor, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency and similar laws affecting the enforcement of creditors' rights generally and equitable remedies, and except as indemnity provisions in the enforcement of Section 4 of this Agreement (relating to registration rights) may be limited by law.

(b) PURCHASE FOR INVESTMENT. Such Investor is purchasing the Units for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Units within the meaning of the 1933 Act. Such Investor has no present intention of selling or otherwise disposing of all or any portion of the Units.

(c) ACCESS TO INFORMATION. Such Investor has had an opportunity to ask questions of the Company's representatives concerning the Company, its present and prospective business, assets, liabilities and financial condition that such Investor has deemed necessary and appropriate as a prudent and knowledgeable investor in evaluating the risks of purchasing the Units. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 3 of this Agreement or the rights of the Investors to rely thereon.

(d)     UNDERSTANDING  OF  RISKS.   Such  Investor  is  fully  aware  of (i) the
highly speculative nature of the investment in the Units; (ii) the financial hazards involved; (iii) the risk of loss of the investment if the Company is unable to finance its continuing operations; (iv) the lack of liquidity of the of Common Stock, the Warrants and the Warrant Shares (collectively, the "Securities") and the restrictions on the transferability of the Securities (e.g., that such Investor may not be able to sell or dispose of the Securities or use them as collateral for loans); and (v) the tax consequences of investment in the Units. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 3 of this Agreement and the rights of the Investors to rely thereon.

(e) INVESTOR'S QUALIFICATIONS. Such Investor is an "accredited" investor as defined under Regulation D under the 1933 Act. Such Investor is aware of the general business and financial circumstances of the Company and, by reason of such Investor's business or financial experience, such Investor is capable of evaluating the merits and risks of this investment and is financially capable of bearing a total loss of this investment.

(f) COMPLIANCE WITH SECURITIES LAWS. Such Investor understands and acknowledges that, in reliance upon the representations and warranties made by such Investor herein. the Securities are not being registered with the SEC under the 1933 Act or being qualified under the California Corporate Securities Law of 1968, as amended (the "Law"). but instead are being issued under an exemption or exemptions from the registration and qualification requirements of the 1933 Act or the Law or other applicable state securities laws which impose certain restrictions on such Investors ability to transfer the Common Stock and the Warrant Shares.

(g) RESTRICTIONS ON TRANSFER. Such Investor understands that such Investor may not transfer any of the Securities unless such Securities are registered under the 1933 Act or pursuant to an exemption from such registration and qualification requirements. Such Investor understands that only the Company may file a registration statement with the SEC. Such Investor has also been advised that exemptions from registration and qualification may not be available or may not permit such Investor to transfer all or any of the Securities in the amounts or at the times proposed by such Investor.

(h) RULE 144. In addition, such Investor has been advised that SEC Rule 144 ("Rule 144") promulgated under the 1933 Act, which permits certain limited sales of unregistered securities, is not presently available with respect to the Securities solely due to the holding periods required thereunder and, in any event, requires that the Securities be held for a minimum of one year, and in certain cases two years, after they have been purchased and paid for (within the meaning of Rule 144), before they may be resold under Rule 144. Such Investor understands that Rule 144 may indefinitely restrict transfer of the Securities if such Investor is an "affiliate" of the Company and "current public information" about the Company (as defined in Rule 144) is not publicly available.

(i) LEGENDS AND STOP-TRANSFER ORDERS. Such Investor understands that certificates or other instruments representing any of the Securities acquired by such Investor may bear legends substantially similar to the following, in addition to any other legends required by federal or state laws:

                  THE SECURITIES  REPRESENTED  HEREBY HAVE NOT
                  BEEN REGISTERED  UNDER THE SECURITIES ACT OF
                  1933, AS AMENDED (THE "ACT"), OR THE LAWS OF
                  ANY STATE. THEY MAY NOT BE SOLD, OFFERED FOR
                  SALE,  PLEDGED,  HYPOTHECATED,  OR OTHERWISE
                  TRANSFERRED  EXCEPT PURSUANT TO AN EFFECTIVE
                  REGISTRATION  STATEMENT UNDER THE ACT, OR AN
                  OPINION  OF  COUNSEL   SATISFACTORY  TO  THE
                  COMPANY  THAT  REGISTRATION  IS NOT REQUIRED
                  UNDER SUCH ACT OR UNLESS  SOLD  PURSUANT  TO
                  RULE 144 UNDER SUCH ACT.

                In order to ensure and enforce compliance with the restrictions imposed by applicable law and those referred to in the foregoing legend, or elsewhere herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, with respect to any certificate or other instrument representing the Securities, or if the Company transfers its own securities, it may make appropriate notations to the same effect in the Company's records. Any legend endorsed on a certificate pursuant to this Subsection (i) and the related stop transfer instructions with respect to such Securities shall be removed, and the Company shall issue a certificate or warrant without such legend to the holder thereof, if such Securities are registered under the 1933 Act and a prospectus meeting the requirements of
Section 10 of the 1933 Act is available, if such legend may be properly removed under the terms of Rule 144 promulgated under the 1933 Act or if such holder provides the Company with an opinion of counsel for such holder, reasonably satisfactory to legal counsel for the Company, to the effect that a sale, transfer or assignment of such securities may be made without registration.

4.      REGISTRATION RIGHTS.

(a)     DEFINITIONS. For purposes of this Section 4:

(i) "Register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the 1933 Act, and the declaration or ordering of effectiveness of such registration statement.

(ii)    "Registrable Securities" means (A) all shares of Common Stock hereunder,
(B) all shares of Common Stock issued or issuable pursuant to the exercise of the Warrants, and (C) any Common Stock of the Company issued (or issuable upon the conversion or exercise of any warrant, right or other security that is issued) as a dividend or other distribution with respect to, or in exchange for, or in replacement of the shares referenced in (A), (B) or (C) above.

(iii) "Holder" means any person owning of record Registrable Securities that have not been sold to the public or any assignee of record of such Registrable Securities to whom rights under this Section 4 (and/or, with respect to the rights of the Investors set forth in Section 5, under such Section 5) have been assigned in accordance with this Agreement.


(b)     SHELF REGISTRATION. The Company shall

                        (i) prior to August 31, 2001, both file a registration statement under the 1933 Act for and all such qualifications and registrations as may be so required and as would permit the sale and distribution of all of the Holders' Registrable Securities and thereafter shall use its best efforts to secure the effectiveness of such registration statement;

                        (ii) pay all expenses incurred in connection with any registration qualification and compliance requested hereunder, (excluding underwriters' or brokers' discounts and commissions), including without limitation all filing, registration and qualification, printers' and accounting fees and the reasonable fees and disbursements of one counsel for the selling Holder or Holders and counsel for the Company; and

(iii) use its best efforts to cause the registration statement to remain effective until the earlier of (A) the date ending three (3) years after the effective date of the registration statement filed pursuant to this Section 4(b), or (B) the date on which each Holder of Registrable Securities is able to sell all of such Holder's Registrable Securities in any single three (3) month period without registration under the 1933 Act pursuant to Rule 144, provided that if the Company elects to terminate the effectiveness of the registration statement under (B) the Company shall prior to such termination provide each Holder an opinion of counsel, based on factual representations of the Holders, that such Holder is able to sell all of the Registrable Securities held by such Holder and its affiliates in any single three (3) month period without registration under the 1933 Act pursuant to Rule 144.

(c)     OBLIGATIONS OF THE COMPANY. Whenever required to effect the registration
of  Registrable   Securities   under  this  Agreement,   the  Company  will,  as
expeditiously as reasonably possible:

(i) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the 1933 Act with respect to the disposition of ail securities covered by such registration statement;

(ii) furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the 1933 Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration;

(iii) use its best efforts to register and qualify the securities covered by such registration statement under such other securities or "blue sky" laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company will not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions:

(iv) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering;

(v) cause all such Registrable Securities registered pursuant hereunder to be listed on the Nasdaq Stock Market or each other securities exchange on which similar securities issued by the Company are then listed;

(vi) provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration; and

(vii) notwithstanding anything else in this Section 4, if, at any time during which a prospectus is required to be delivered in connection with the sale of any Registrable Securities, the Company determines in good faith and in its reasonable judgment that such sale would require public disclosure by the Company of material non-public information that the Company deems it advisable not to disclose, or that a development has occurred or a condition exists as a result of which the registration statement or the prospectus filed as a part thereof contains a material misstatement or omission, the Company will immediately notify each Holder thereof by telephone and in writing. Upon receipt of such notification, Holder and its affiliates will immediately suspend all offers and sales of any Registrable Securities pursuant to the registration statement. In such event, the Company will amend or supplement the registration statement as promptly as practicable and will take such other steps as may be required to permit sales of the Registrable Securities thereunder by Holder and its affiliates in accordance with applicable federal and state securities laws. The Company will promptly notify Holder after it has determined in good faith that such sales have become permissible in such manner and will promptly deliver copies of the registration statement and the prospectus (as so amended or supplemented). Notwithstanding the foregoing, (A) under no circumstances shall the Company be entitled to exercise its right to suspend sales of any Registrable Securities pursuant to the registration statement more than two (2) times in any twelve-month period, (B) the period during which such sales may be suspended (each a "Blackout Period") shall not exceed thirty (30) calendar days and (C) no Blackout Period may commence less than sixty (60) calendar days after the end of the preceding Blackout Period.

                 Upon the  commencement  of a Blackout  Period  pursuant to this
Section 4, Holder will immediately notify the Company of any contracts to sell any Registrable Securities (each a "Sales Contract") that Holder or any of its affiliates has entered into prior to notification of the commencement of such Blackout Period and that would require delivery of such Registrable Securities during such Blackout Period, which notice will contain the aggregate sale price and volume of Registrable Securities pursuant to such Sales Contract. Upon receipt of such notice, the Company will immediately notify Holder of its election either (i) to terminate the Blackout Period and, as promptly as practicable, amend or supplement the registration statement or the prospectus filed as a part thereof in order to correct the material misstatement or omission and deliver to Holder copies of such amended or supplemented registration statement and prospectus or (ii) to continue the Blackout Period in accordance with this paragraph. If the Company elects to continue the Blackout Period, and Holder or any of its affiliates is therefore unable to consummate the sale of Registrable Securities pursuant to the Sales Contract (such unsold Registrable Securities being hereinafter referred to herein as the "Unsold Securities"), the Company will promptly indemnify each Holder against any loss, claim or damage that each Holder may incur arising out of or in connection with Holder's breach or alleged breach of any such Sales Contract, and the Company shall reimburse each Holder for any reasonable costs or expenses (including reasonable legal fees) incurred by such party in investigating or defending any such proceeding (collectively, the "Indemnification Amount"); provided, however, that each Holder shall take all actions reasonably necessary or appropriate to mitigate such Indemnification Amount; and provided further, however, that as long as a current prospectus is delivered to such Holder within one trading day of the end of the Blackout Period, the Indemnification Amount shall be reduced by an amount equal to the number of Unsold Securities multiplied by the difference between (x) the actual per share price received by Holder or any of its affliates upon the sale of the Unsold Securities (if such sale occurs within three (3) trading days of the end of the Blackout Period) or the closing sale price of the Common Stock on the Nasdaq Stock Market or other national securities exchange on which the Common Stock is then listed on the third trading day after the end of the Blackout Period (if the Unsold Securities are not sold by Investor or any of its affiliates within three (3) trading days of the end of the

Blackout Period), and (y) the per share sale price for the Unsold Securities provided in the Sales Contract.

(d) FURNISH INFORMATION. It will be a condition precedent to the obligations of the Company to take any action pursuant to Section 4 hereof that the selling Holders will furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as will be required to effect the registration of their Registrable Securities.

(e) DELAY OF REGISTRATION. No Holder will have any right to obtain or seek an injunction restraining or otherwise delaying any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 4.

(f) INDEMNIFICATION. In the event any Registrable Securities are included in a registration statement under Section 4 hereof:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, shareholders, officers, directors, employees and agents of each Holder, any underwriter (as defined in the 1933 Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the 1933 Act or the Exchange Act against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the 1933 Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation"):

(A) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

(B) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

(C) any violation or alleged violation by the Company of the 1933 Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the 1933 Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, partner, shareholder, officer, director, employee, agent, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided however, that the indemnity agreement contained in this Section 4(f)(i) will not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent will not be unreasonably withheld), nor will the Company be liable in any such case for any such loss, claim damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, shareholder, officer, director, underwriter or controlling person of such Holder.

(ii) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the 1933 Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, directors or officers or shareholders or any person who controls such Holder within the meaning of the 1933 Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, partner or director, officer, shareholder or controlling person of such other Holder may become subject under the 1933 Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation that arises solely as a result of written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, partner, offcer, director, shareholder or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 4(f)(ii) will not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent will not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by a Holder under this Section 4(f)(ii) in respect of any Violation will not exceed the lesser of (A) the aggregate proceeds (net of discounts) received by such Holder upon the sale of the Shares or Warrant Shares and (B) that proportion of aggregate losses, claims, damages, liabilities or expenses indemnified against which equals the proportion which the number of Registrable Securities being sold by such Holder bears to the total number of Securities being sold by the Company and all Holders.

(iii) Promptly after receipt by an indemnified party under this Section 4(f) of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 4(f), deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party will have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party will have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding- The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if the indemnifying party is materially prejudiced thereby, will relieve such indemnifying party of liability, but only to the extent that such indemnifying party is prejudiced with respect to a specific claim.

(iv) The foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Holder or underwriter, or any person controlling such Holder or underwriter, from whom the person asserting any losses, claims, damages or liabilities purchased shares, if a copy of the prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) provided by the Company was sent or given by or on behalf of such Holder or underwriter to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the purchased shares to such person, and if the prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

(v) If the indemnification provided for in Sections 4(f(i)or 4(f(ii) hereof shall be unavailable to hold harmless an indemnified party in respect of any liability under the 1933 Act, then, and in each such case, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statement or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided that in no event shall any contribution under this subsection (v) by any Holder exceed the gross proceeds from the offering received by such indemnifying party. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(vi)    The  obligations of the Company and Holders under this Section 4(f) will
survive  the  completion  of  any  offering  of  Registrable   Securities  in  a
registration statement, and otherwise.

(g) RULE 144 REPORTING. With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Securities to the public without registration, while a public market exists for the Common Stock of the Company, the Company will:

(i)     make  and  keep  public  information  available,  as  those  terms   are
understood and defined in Rule 144 under the 1933 Act, at all times while the Company is reporting under the Exchange Act;

(ii) use its best efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the Exchange Act (at any time it is subject to such reporting requirements); and

(iii) so long as a Holder owns any Registrable Securities, furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of Rule 144, and of the 1933 Act and the Exchange Act (at any time it is subject to the reporting requirements of the Exchange Act), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a Holder to sell any such securities without registration (at any time the Company is subject to the reporting requirements of the Exchange Act).

5.      COVENANTS.


(a) AFFIRMATIVE COVENANTS. The Company covenants and agrees that unless the Holders of a majority of Registrable Securities shall otherwise give their prior consent in writing (which consent any such Holder may at its sole discretion withhold):

(i) RESERVED SHARES. The Company shall from and at all times after the Closing maintain a reserve of authorized shares sufficient exercise in full of the outstanding Warrants until the expiration or earlier exercise of the Warrants, respectively.

(ii) EXCHANGE ACT FILINGS. The Company shall continue to file with the SEC all reports and other filings required under the rules of the SEC and such documents shall comply in all material respects with the requirements of the Exchange Act or the 1933 Act, as applicable, as long as the Company continues to be subject to reporting requirements under Sections 13 or 15(d) of the Exchange Act.

6. CONDITIONS TO OBLIGATIONS OF THE INVESTORS. The obligation of each Investor to purchase the Units at each Closing is subject to the fulfillment on or prior to the applicable Closing Date of the following conditions, any of which may be waived by such Investor:

(a) REPRESENTATIONS AND WARRANTIES CORRECT: PERFORMANCE OF OBLIGATIONS. The representations and warranties made by the Company in Section 2 hereof shall be true and correct when made, and shall be true and correct on the applicable Closing Date with the same force and effect as if they had been made on and as of said date, except for representations and warranties made as of a specific date which shall be true and correct as of such date; and the Company shall have performed all obligations and conditions herein required to be performed or observed by it under this Agreement on or prior to the applicable Closing Date.

(b) CONSENTS AND WAIVERS. The Company shall have obtained any and all consents (including all governmental or regulatory consents, approvals or authorizations required in connection with the valid execution and delivery of this Agreement), permits and waivers necessary or appropriate for consummation of the transactions contemplated by this Agreement.

(c) OFFICER'S CERTIFICATE. The Company shall have delivered to the Investors a certificate executed by the Chief Executive officer of the Company, dated the Closing Date, certifying to the fulfillment of the conditions specified in subsections (al) and (b) of this Section 6.

(d) OPINION OF COMPANY'S COUNSEL. Investors shall have received from Brian Gillman, General Counsel to the Company, an opinion addressed to the Investors, dated the Closing Date in substantially the form attached hereto as EXHIBIT C dated as of the date hereof.

7. CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligation of the Company to sell and issue the Shares to each Investor at the Closing is subject to the fulfillment on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a) REPRESENTATIONS AND WARRANTIES. The representations and warranties made by such Investor in Section 3 hereof shall be true and correct when made, and shall be true and correct on the applicable Closing Date with the same force and effect as if they had been made on and as of said date.

(b)     CONSENTS AND WAIVERS.  The  conditions  set  forth  in  subsection(b) of
Section 6 hereof shall have been fulfilled.

8.      ADJUSTMENT FOR DILUTIVE ISSUANCES.   Additional  shares  of Common Stock
shall be issued to the Investors from time to time as follows:

                  (a) If the Company shall issue, at any time and from time to time after the Closing Date to and including September _ 2003, any Dilutive Stock (as defined below) without consideration or for a consideration per share less than the Unit Price then on each such occasion the Company shall issue additional shares of Common Stock to each Investor as follows:

                       NAS=(1.7173-PPSDS) X SCS
                           ---------------------
                                PPSDS

         Where NAS means the number of additional shares of Common Stock to be issued to each Investor, SCS means the Shares of Common Stock issued to such Investor hereunder (without counting any Warrant shares), and PPDS means the price per share of the Dilutive Stock.

                  (b) (i) In the case of the issuance of Common Stock for cash the consideration shall be deemed to be the amount of cash paid therefor before deducting any discounts, commissions or other expenses allowed, paid or incurred by this Company for any underwriting or otherwise in connection with the issuance and sale thereof.

                  (ii) In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

                  (iii) In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terns convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this subsection:

                        (1) The shares of Common Stock deliverable upon exercise (to the extent then exercisable) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 8(b)(i) and (b)(ii), if any, received by the Company upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights for the Common Stock covered thereby.

                        (2) The shares of Common Stock deliverable upon conversion of, or in exchange (to the extent then convertible or exchangeable) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Company upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 8(b)(i) and (b)(ii)).

                        (3) In the event of any change in the consideration payable to the Company upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof; the PPSDS, to the extent in any way affected by such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

                        (4) The shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 8(b)(iii)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 8(b)(iii)(3) or (4).

        (c) "Dilutive Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 8(b)(iii)) by this Company after the Closing Date other than:

                (i) Common Stock issued pursuant to a transaction described in subsections 8 (d) or (e)hereof; or

                (ii) Shares of Common Stock issuable or issued to employees, consultants, directors or vendors (if in transactions with primarily non-financing purposes) of this Company directly or pursuant to a stock option plan, employee stock purchase plan or other plan or agreement approved by the Board of Directors of the Company.

(d) STOCK SPLITS AND DIVIDENDS. In the event the Company should at any time or from time to time after the Closing Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Unit Price, solely for purposes of adjustment in this Section, shall be appropriately decreased.

(e) COMBINATIONS. If the number of shares of Common Stock outstanding at any time after the Closing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Unit Price shall be appropriately increased solely for purposes of calculating adjustments under this Section in proportion to such decrease in outstanding shares,

(f) NO IMPAIRMENT. The Company will not, by amendment of its Restated Certificate or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but it will at all times in good faith assist in the carrying out of all of the provisions of this Section 8 and in the taking of all such action as may be necessary or appropriate in order to protect the holders of the Common Stock against impairment.

(g) CERTIFICATE AS TO ADJUSTMENTS. Upon the occurrence of any event covered by this Section 8; the Company, at its expense, shall promptly make all computations relating to such event in accordance with the terms hereof and prepare and furnish to each Investor a certificate setting forth such computation and showing in detail the facts upon which such computations are based as well as an originally issued stock certificate respresenting the number of shares to be issued in connection therewith, investor

(h) NOTICES. Any notice required by the provisions of this Section 8 to be given to the Investors shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each Investor at his or her address appearing on the books of this Company

9.       MISCELLANEOUS.

(a) GOVERNING LAW. This Agreement will be governed by and construed in accordance with the internal laws of the State of California applicable to contracts made among residents of, and wholly to be performed within, the State of California, without regard to principles of conflict of laws or choice of laws.

(b) FURTHER INSTRUMENTS. From time to time, each party hereto will execute and deliver such instruments and documents as may be reasonably necessary to carry out the purposes and intent of this Agreement.

(c) SUCCESSORS AND ASSIGNS. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(d) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Agreement will be effective following the parties signatory hereto upon such counterpart signature by all initial parties hereto.

(e) ENTIRE AGREEMENT. This Agreement, including and incorporating the Schedule of Exceptions and all Exhibits attached hereto and referred to herein, constitutes and contains the entire agreement and understanding of the parties regarding the subject matter of this Agreement and supersedes in its entirety any arid all prior negotiations, correspondence, understandings and agreements among the parties respecting the subject matter hereof.

(f) NOTICES. All notices required to be given or delivered to the Company under the terms of this Agreement shall be deemed to have been given or made for all purposes (i) upon personal delivery, or (ii) upon confirmation receipt that the communication was successfully sent to the applicable number if sent by facsimile, or (ii) one day after being sent, when sent by professional overnight courier service, or (iv) five (5) days after posting when sent by registered or certified mail. Notices to the Company shall be sent to the principal office of the Company (or at such other place as the Company shall notify the Investor of in writing). Notices to the Investor shall be sent to the address of the Investor on the books of the Company (or at such other place as the Investor shall notify the Company of in writing).

(g) FINDERS' FEE. Each party represents that it neither is nor will be obligated for any finders' fee or commission in connection with this transaction other than described in this section. Each party agrees to indemnify and to hold the other parties hereto harmless from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which such party or any of its officers. partners, employees or representatives is responsible.

(h) AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended and the observance of any term of the Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and by Investors holding at least a majority of the Registrable Securities. Any amendment or waiver effected in accordance with this Section 8(h) will be binding upon the Company, each Investor, and their permitted transferees and assignees.

(i) SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provisions will be excluded from this Agreement to the extent unenforceable and the balance of such provisions, and of this Agreement, will be interpreted as if such provision or part hereof were so excluded and will be enforceable in accordance with its terms.

(j) AGGREGATION OF STOCK. All Securities held or acquired by affiliated entities or persons will be aggregated together for the purpose of determining the availability of any rights under this Agreement.

(k) EXPENSES. The Company shall pay all of the costs and expenses that it incurs, and will pay the reasonable fees and expenses of McCutchen, Doyle, Brown & Enersen, LLP counsel to the Investors, with respect to the negotiation, execution, delivery and performance of this Agreement. The Company shall at its own expense prepare and file all filings required to be made by the Investors under the Exchange Act as a result of their purchase of the Units or shall reimburse each Investor for its expenses (including filing fees) incurred in preparing and filing such filings if the Company chooses not to do so.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

COMPANY

VANGUARD AIRLINES, INC.

By:/s/JEFF S. POTTER
   ------------------
   Jeff S. Potter

   Name:
           ------------------------------
   Title:
           ------------------------------
   Address:
           ------------------------------

           ------------------------------


INVESTOR:

J.F. SHEA CO., INC., as nominee 1998-19

By:/s/EDMUND H. SHEA, JR.
   ----------------------
   Edmund H. Shea, Jr.

Name:      Edmund H. Shea, Jr.
           -------------------
Title:     Vice President
           -------------------
Address:   655 Brea Canyon Road
           Walnut, CA   91788-0489


THE HAMBRECHT 1980 REVOCABLE TRUST

By:/s/WILLIAM R. HAMBRECHT
   -----------------------
   William R. Hambrecht, Trustee

Address:   550 15th Street
           San Francisco, CA   94103

                                                                       EXHIBIT A


                                   INVESTORS


                                                 Pro Rata
                                                  Share            Investment
                                                 --------          ----------

J. F. Shea Co., Inc., As nominee 1998-19         1,172,325         $2,013,233

The Hambrecht 1980 Revocable Trust               1,186,898         $2,038,260


                                                                       EXHIBIT B


                        WARRANT TO PURCHASE COMMON STOCK

                                                                       EXHIBIT C


                      FORM OF OPINION OF COMPANY'S COUNSEL